JASON HOBSON

President at Advancing Eco Agriculture Bloomington, Indiana, United States

Summary

In January 2024, Jason Hobson moved from his CEO role to assume the role of President, responsible for driving revenue growth from new and existing customers, and developing and implementing strategic plans to expand our business and increase profitability.

Experience

Advancing Eco Agriculture

12 years 10 months

President
January 2024 - Present

CEO
April 2016 - December 2023

Vice President of Special Projects
March 2014 - April 2016 (2 years 2 months) Bloomington, Indiana

Staff Consultant
December 2010 - March 2014 (3 years 4 months)

Education

Indiana University Bloomington

Bachelor of Arts (B.A.), Religion/Religious Studies · (1995 - 1998)

Center Grove High School

· (1991 - 1994)